Exhibit 99.3

IMPACTIVE CAPITAL MASTER FUND LP c/o IMPACTIVE CAPITAL LP 450 W 14th St, 12th Floor New York, New York 10014

____________, 2026

Re: WEX Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of WEX Inc. (the “Company”) in connection with the proxy solicitation that Impactive Capital Master Fund LP and certain of its affiliates (collectively, the “Impactive Group”) is considering undertaking to nominate and elect directors at the Company’s 2026 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Impactive Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Impactive Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Impactive Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Impactive Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Impactive Group or the Company) or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Impactive Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Impactive Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Impactive Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Impactive Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Impactive Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Impactive Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Impactive Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Impactive Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Impactive Group so that the Impactive Group or any member thereof may seek a protective order or other appropriate remedy or, in the Impactive Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Impactive Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Impactive Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential. The confidentiality restrictions set forth in this Agreement shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over you, in each case to the extent required, or (ii) to any disclosure that you reasonably believe, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, in each case of clause (i) or (ii), solely to the extent that such restrictions would require a violation of the applicable requirement; or (b) prohibit you from reporting what you reasonably believe, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Impactive Group and, upon the request of a representative of the Impactive Group, all such Information shall be returned or, at the Impactive Group’s option, destroyed by you, with such destruction confirmed by you to the Impactive Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

IMPACTIVE CAPITAL MASTER FUND LP

By:	Impactive Capital GP LLC
its General Partner

By:
Name: Lauren Taylor Wolfe
Title: Managing Member

ACCEPTED AND AGREED:

 ________________________

[NOMINEE]